UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission File Number    001-33578

SAMSON OIL & GAS LIMITED

(Translation of registrant’s name into English)

Level 36, Exchange Plaza
2 The Esplanade
Perth, Western Australia 6000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐ No☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAMSON OIL & GAS LIMITED

Date: April 20, 2010	/s/ Robyn Lamont
	Name:	Robyn Lamont
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Press Release, dated April 5, 2010: Samson Oil & Gas Advises the Gene #1-22H Initial Rate at 1,112 BOEPD from Partial Frac
99.2	Press Release, dated April 12, 2010: Samson Oil & Gas to Present at the IPAA Conference
99.3	Press Release, dated April 12, 2010: Samson Oil & Gas Reports Interim Flowback Rate Gene #1-22H
99.4	Press Release, dated April 13, 2010: Samson Oil & Gas Reports Interim Flowback Rate Gene #1-22H
99.5	Press Release, dated April 18, 2010: Samson Oil & Gas Reports 2,936 BOEPD from Gene #1-22H
99.6	Press Release, dated April 19, 2010: Samson Oil & Gas to Drill Gary #1-24H near Gene #1-22H Successes